20012667

UNITED STATES
[SECU]RITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 10 2020
Washington DC
412

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53747

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Empiric Distributors, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 N Capital of Texas Hwy Building 8, Suite 150
(No. and Street)

Austin	TX	78746
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Allen Coffelt 512-328-9321
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jennifer Wray CPA PLLC
(Name – *if individual, state last, first, middle name*)

16418 Beewood Glen Dr.	Sugar Land	TX	77498
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark Allen Coffelt, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Empiric Distributors, Inc, as of December, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BROOKE M. FRIESEN
Notary Public, State of Texas
Comm. Expires 02-26-2022
Notary ID 129728035

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EMPIRIC DISTRIBUTORS, INC.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2019

Contents

Jennifer Wray CPA PLLC

16418 Beewood Glen Dr Sugar Land, TX 77498 Tel: 281-923-7665 Email: jenniferwraycpa@yahoo.com PCAOB#6328

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the member of
Empiric Distributors, Inc

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Empiric Distributors, Inc as of December 31, 2019, the related statements of income, changes in shareholder's equity, and cash flows for the 2019 then ended, and the related notes and schedules. In our opinion, the financial statements present fairly, in all material respects, the financial position of Empiric Distributors, Inc as of December 31, 2019 and the results of its operations and its cash flows for the 2019 then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Empiric Distributors, Inc's management. Our responsibility is to express an opinion on Empiric Distributors, Inc's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Empiric Distributors, Inc in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplementary information contained in Schedules I on the pages 11 has been subjected to audit procedures performed in conjunction with the audit of Empiric Distributors, Inc's financial statements. The supplemental information is the responsibility of Empiric Distributors, Inc's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplementary schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Jennifer Wray CPA PLLC

We have served as Empiric Distributors, Inc's auditor since 2019.

Sugar Land, Texas

Feb 25, 2020

Empiric Distributors, Inc.

Statement of Financial Condition

December 31, 2019

ASSETS

Cash	$10,688
Accounts Receivable	3,328
Investments at Market (cost $73,806)	$99,993
Total Assets	$114,009

LIABILITIES

Accounts Payable	$2,500
Taxes Due to Affiliates	11,163
Total Liabilities	$13,663

MEMBERS' EQUITY

Common Stock	$10,000
Additional Paid-in Capital	69,529
Retained Earnings	20,817
Total Equity	$100,346
Total Liabilities and Members' Equity	$114,009

See accompanying notes to financial statements

Empiric Distributors, Inc.

Statement of Income

For the Year Ended December 31, 2019

Revenues	
12b-1 Fees	$38,344
Commissions	8,290
Investments	16,037
Total Revenues	62,671
Expenses	
Audit	$5,000
Insurance	605
FINRA Fees	2,205
Misc.	2
Total Expenses	7,812
Income Before Tax Provision	54,859
Income Tax Provision	7,348
Net Income	47,511

See accompanying notes to financial statements

Empiric Distributors, Inc.

Statement of Changes in Members' Equity

For the Year Ended December 31, 2019

		Total
Balance, December 31, 2018		$99,049
Net Income		47,511
Member Distributions		(45,214)
Balance, December 31, 2019		$100,346

See accompanying notes to financial statements

Empiric Distributors, Inc.

Statement of Cash Flows

January through December 2019

Cash Flows from Operating Activities	
Net Income	$47,511
Changes in operating assets and liabilities	
Accounts Receivable	1,414
Adjustments to Market Value of Investments	-16,037
Accounts payable and accrued liabilities	0
Net Cash provided (used) by operating activities	32,888
Cash Flows from Financing Activities	
Capital Distribution	-46,214
Deferred Taxes	11,347
Net Cash used by Financing Activities	-34,867
Net decrease in cash	-1,979
Cash at beginning of period	12,666
Cash at end of period	$10,688

See accompanying notes to financial statements

EMPIRIC DISTRIBUTORS, INC.

NOTES TO FINANCIAL STATEMENTS

Year ended December 31, 2019

(1) BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF ORGANIZATION

Empiric Distributors, Inc. (the "***Company***"), a fully disclosed introducing broker-dealer located in Austin, Texas, is registered with the Securities and Exchange Commission ("***SEC***"), the State Securities Commission of Texas and the Financial Industry Regulatory Authority ("***FINRA***"). The Company is engaged primarily in institutional and retail securities brokerage services. The Company began operations August 30, 2002. The Company, formerly Texas Capital, Inc., changed its name in January 2007.

INCOME TAXES

The Company files its taxes with its parent company, Empiric Advisors, Inc.

Management has analyzed the Company's tax positions and has concluded that no liability for unrecognized tax benefits should be recorded related to uncertain tax positions taken on federal, state, and local income tax returns for open years (2014-2016) or expected to be taken on the Company's 2018 tax return.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

INVESTMENTS

Investments are stated at fair value and unrealized gains and losses are recognized in the statement of income.

FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability

occurs in the principle market for the asset or liability or, in the absence of a principle market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 – inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 – inputs are inputs (other than quoted prices included in level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 -- are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2019.

Assets	Level 1
Mutual Fund	$99,913

The carrying amounts of cash and cash equivalents, receivables, and accounts payable and accrued expenses approximate fair value because of the short maturity of these items.

SUBSEQUENT EVENTS

Subsequent events after the balance sheet date through the date that the financial statements were issued have been evaluated in the preparation of the financial statements. Based upon the evaluation, management has determined that no subsequent events have occurred which would require disclosure in the financial statements.

OTHER

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Accounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

(2) INVESTMENTS

At December 31, 2019 investments consisted of the following:

	Cost	Fair Value
Mutual Fund	$83,955	$99,912

In 2019, realized gains and change in unrealized gains on investments were $0 and $16037, respectively.

(3) REGULATORY REQUIREMENT

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 (reserve requirement for brokers and dealers) as covered in Rule 15c3-3(k)(2)(i) in that it does not hold funds or securities for customers and it promptly transmits all funds and delivers all securities in connection with its activities as a broker or dealer.

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1). This rule requires that the Company maintain minimum net capital, as defined, or at least the greater of $5,000 or 6-2/3% of aggregate indebtedness, whichever is greater, and a ratio of aggregate indebtedness, as defined of not more than 15 to 1. Net capital and aggregate indebtedness change from day to day, but as of December 31, 2019, the Company had

net capital of $85,347 which exceeded its net capital requirement of $5,000 by $80,347. The Company's ratio was 0.1601 to 1 of aggregate indebtedness to net capital.

(4) INCOME TAXES

The current and deferred portions of the federal income tax expense (benefit) included in the Statement of Income as determined in accordance with FASB ASC 740 are $7,348 and $0, respectively.

Deferred tax liabilities consist of unrealized gain on investments of $5,499.

(5) CONCENTRATION OF RISK

The Company maintains bank accounts which may exceed federally insured limits. Historically, they have not experienced any credit-related losses.

(6) OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Company introduces customers' securities transactions on a fully-disclosed basis to its clearing broker/dealer. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

(7) RELATED PARTIES/CONCENTRATION OF REVENUE RISK

One of the Company's directors is an officer of the Advisor to Empiric 2500 Fund from which the Company receives the majority of its revenue.

(8) COMMITMENTS

As of July 31, 2016 Empiric Distributors, Inc. no longer pays the rental obligations under an operating lease. The parent company Empiric Advisors, Inc. has taken over the obligations of the rental expense. Rent expense for 2019 was $53,515.

Empiric Distributors, Inc.

Computation of Schedule I – Net Capital Requirements Pursuant

To Rule 15c3-1

December 31, 2019

Computation of Net Capital	
Total ownership from Statement of Financial Condition	$100,346
Haircuts on Securities:	
Exempted securities	(14,999)
Net Capital	$85,347
Computation of Net Capital Requirements	
Minimum net aggregate indebtedness- 6.67% of net aggregate indebtedness	$911
Minimum dollar net capital required	5,000
Net Capital required (greater of above amounts)	5,000
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$79,347
Computation of Aggregate Indebtedness	
Total liabilities	$13,663
Percentage of aggregate indebtedness to net capital	16.01%

There was no material difference between the net capital computation shown here and the net capital computation shown on the Company's unaudited Form x-17A-5 report dated December 31, 2019.

See accompanying notes to financial statements

Jennifer Wray CPA PLLC
16418 Beewood Glen Dr Sugar Land, TX 77498 Tel: 281-923-7665 Email: jenniferwraycpa@yahoo.com PCAOB#6328

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Empiric Distributors, Inc

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Empiric Distributors, Inc identified the following provisions of 17 C.F.R. §15c3-3(k) under which Empiric Distributors, Inc claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i) (exemption provisions) and (2) Empiric Distributors, Inc stated that Empiric Distributors, Inc met the identified exemption provisions throughout the most recent fiscal year without exception. Empiric Distributors, Inc's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Empiric Distributors, Inc's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Jennifer Wray CPA PLLC

Sugar Land, Texas.

Feb 25, 2020

Empiric Distributors, Inc.

Exemption Report

Empiric Distributors, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under provisions of 17 C.F.R. §240.15c3-3 (k)(2)(i); and

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

Empiric Distributors, Inc.

I, Mark A Coffelt, swear (or affirm) that, to my best knowledge and belief, the Exemption Report is true and correct.

Mark A Coffelt

President

February 24, 2020